UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33479 / May 21, 2019

_____

In the Matter of   :
                                                                                            :
M-CAM INTERNATIONAL LLC   :
210 Ridge McIntire Road, Suite #300   :
Charlottesville, Virginia 22903   :
                                                                                            :
                                                                                            :
LISTED FUNDS TRUST   :
c/o U.S. Bancorp Fund Services, LLC   :
615 East Michigan Street   :
Milwaukee, Wisconsin 53202   :
                                                                                            :
                                                                                            :
QUASAR DISTRIBUTORS, LLC   :
777 East Wisconsin Avenue, 6th Floor   :
Milwaukee, Wisconsin 53202   :
                                                                                            :
                                                                                            :
(812-14995)   :
                                                                                            :
_____   :

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J), AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

M-CAM International LLC, Listed Funds Trust, and Quasar Distributors, LLC filed an
application on January 3, 2019, and an amendment on April 1, 2019, requesting an order under
section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections
2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c)
and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under
section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

The order permits: (a) index-based series of certain open-end management investment
companies ("Funds") to issue shares redeemable in large aggregations ("Creation Units"); (b)
secondary market transactions in Fund shares to occur at negotiated market prices rather than at
net asset value; (c) certain Funds to pay redemption proceeds, under certain circumstances, more
than seven days after the tender of shares for redemption; (d) certain affiliated persons of a Fund
to deposit securities into, and receive securities from, the Fund in connection with the purchase
and redemption of Creation Units; and (e) certain registered management investment companies

and unit investment trusts outside of the same group of investment companies as the Funds to acquire shares of the Funds.

On April 23, 2019, a notice of the filing of the application was issued (Investment Company Act Release No. 33450). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of M-CAM International LLC, *et al.* (File No. 812-14995),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Deputy Secretary